Interim Consolidated Financial Statements (Unaudited)

September 30, 2009

          Paramount Resources Ltd. │ Third Quarter 2009

PARAMOUNT RESOURCES LTD.
Consolidated Balance Sheet (Unaudited)
($ thousands)

	September 30 2009	December 31 2008
ASSETS
Current assets
Cash and cash equivalents	$ 9,367	$ 54,131
Accounts receivable	19,774	41,319
Risk management asset (Note 9)	–	19,690
Prepaid expenses and other	3,207	1,661
	32,348	116,801
Property, plant and equipment, net	766,537	766,103
Investments (Note 3)	224,395	234,423
Future income taxes	24,437	27,230
	$ 1,047,717	$ 1,144,557

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Drilling rig loan (Note 4)	$ 30,380	$ –
Accounts payable and accrued liabilities	37,676	84,192
Risk management liability (Note 9)	272	–
Current portion of stock-based compensation liability (Note 8)	8,676	19
	77,004	84,211
Long-term debt (Note 5)	96,456	109,452
Asset retirement obligations (Note 6)	92,136	87,237
Stock-based compensation liability (Note 8)	4,685	–
Future income taxes	52,448	85,170
	322,729	366,070

Shareholders' equity (Note 7)
Share capital	300,346	302,727
Contributed surplus	2,785	2,398
Retained earnings	420,129	473,362
Accumulated other comprehensive income	1,728	–
	724,988	778,487
	$ 1,047,717	$ 1,144,557
See the accompanying notes to these Interim Consolidated Financial Statements.

            Paramount Resources Ltd. │ Third Quarter 2009

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Earnings (Loss) (Unaudited)
($ thousands, except as noted)
	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Revenue
Petroleum and natural gas sales	$ 36,271	$ 83,490	$ 116,674	$ 263,368
Gain (loss) on financial commodity contracts (Note 9)	(272)	79,553	1,078	8,160
Royalties	(4,078)	(12,058)	(13,286)	(40,836)
	31,921	150,985	104,466	230,692
Expenses
Operating expense and production tax	11,463	12,692	44,184	53,542
Transportation	3,336	3,963	10,412	11,688
General and administrative	4,238	6,168	13,675	20,041
Stock-based compensation	13,582	(11,545)	14,025	3,495
Depletion, depreciation and accretion	31,000	29,512	97,975	88,659
Exploration	1,421	1,140	4,289	6,487
Dry hole	–	170	–	5,477
(Gain) loss on sale of property, plant and equipment	165	(9,613)	127	(8,847)
Interest and financing charges	2,525	2,316	8,424	7,411
Foreign exchange	(5,445)	1,609	(10,607)	4,040
Debt extinguishment and other	(506)	(185)	(273)	1,510
	61,779	36,227	182,231	193,503
Income (loss) from investments (Note 3)	(1,324)	29,824	(12,202)	11,186
Other income (loss)	(1,015)	920	(684)	4,754
Earnings (loss) before tax	(32,197)	145,502	(90,651)	53,129
Income and other tax expense (recovery)
Current and other	31	558	(605)	1,042
Future	(7,068)	41,066	(38,620)	18,138
	(7,037)	41,624	(39,225)	19,180
Net earnings (loss)	$ (25,160)	$ 103,878	$ (51,426)	$ 33,949

Net earnings (loss) per common share ($/share) (Note 7)
Basic and diluted	$ (0.38)	$ 1.53	$ (0.78)	$ 0.50
See the accompanying notes to these Interim Consolidated Financial Statements.

            Paramount Resources Ltd. │ Third Quarter 2009

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Cash Flows (Unaudited)
($ thousands)
	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Operating activities
Net earnings (loss)	$ (25,160)	$ 103,878	$ (51,426)	$ 33,949
Add (deduct)
Items not involving cash (Note 10)	37,885	(62,016)	96,255	72,409
Asset retirement obligation expenditures	(792)	(2,250)	(2,681)	(7,562)
Exploration and dry hole	1,421	1,310	4,289	11,964
Gain on sale of available-for-sale investments	(3,193)	–	(3,193)	–
Debt extinguishment costs	–	–	–	626
Stock incentive plan	–	–	(1,775)	–
	10,161	40,922	41,469	111,386
Change in non-cash working capital	977	8,715	9,284	11,865
Cash from operating activities	11,138	49,637	50,753	123,251

Financing activities
Proceeds from drilling rig loan, net	30,307	–	30,307	–
Net (repayment) draw of revolving long-term debt	(31,195)	3,614	557	3,614
Repayment of long-term debt	–	–	–	(45,990)
Settlement of foreign exchange contract	–	–	12,205	(22,335)
Common shares issued, net of issuance costs	84	136	84	457
Common shares repurchased (Note 7)	–	–	(4,219)	(83)
Cash from (used in) financing activities	(804)	3,750	38,934	(64,337)

Investing activities
Expenditures on property, plant and equipment and exploration	(22,548)	(40,236)	(95,117)	(124,679)
Proceeds on sale of property, plant and equipment	–	8,302	449	20,869
Purchase of investments	(5,713)	(18,539)	(10,851)	(51,690)
Proceeds on sale of investment	4,605	–	4,605	–
Settlement of note receivable	–	–	–	75,000
Change in non-cash working capital	633	(2,160)	(33,537)	(14,764)
Cash used in investing activities	(23,023)	(52,633)	(134,451)	(95,264)

Net increase (decrease) in cash and cash equivalents	(12,689)	754	(44,764)	(36,350)
Cash and cash equivalents, beginning of period	22,056	46,200	54,131	83,304
Cash and cash equivalents, end of period	$ 9,367	$ 46,954	$ 9,367	$ 46,954

Supplemental cash flow information (Note 10)
See the accompanying notes to these Interim Consolidated Financial Statements.

            Paramount Resources Ltd. │ Third Quarter 2009

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Shareholders’ Equity (Unaudited)
($ thousands, except as noted)

Nine months ended September 30	2009		2008
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of period	66,741	$ 302,727	67,681	$ 313,828
Issued on exercise of stock options	12	165	74	1,198
Tax effect of flow-through share renunciations and other	–	–	–	(7,753)
Common shares repurchased	(616)	(2,815)	(6)	(30)
Change in unvested common shares for stock incentive plan	(178)	269	–	(300)
Balance, end of period	65,959	$ 300,346	67,749	$ 306,943

Contributed Surplus
Balance, beginning of period		$ 2,398		$ 1,375
Stock-based compensation expense on investees’ options		387		804
Balance, end of period		$ 2,785		$ 2,179

Retained Earnings
Balance, beginning of period		$ 473,362		$ 593,450
Common shares repurchased		(1,404)		(53)
Change in value of unvested common shares for stock incentive plan		(403)		–
Net earnings (loss)		(51,426)		33,949
Balance, end of period		$ 420,129		$ 627,346

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$ –		$ (4)
Other comprehensive income (loss), net of tax		1,728		(2,081)
Balance, end of period		$ 1,728		$ (2,085)
Total Shareholders’ Equity		$ 724,988		$ 934,383
See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statement of Comprehensive Earnings (Loss) (Unaudited)
($ thousands)

	Three months ended September 30		Nine Months ended September 30
	2009	2008	2009	2008
Net earnings (loss)	$ (25,160)	$ 103,878	$ (51,426)	$ 33,949
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on available-for-sale investments	3,753	(9,952)	4,921	(2,081)
Gain realized on disposal of available-for-sale investment (Note 3)	(3,193)	–	(3,193)	–
Comprehensive earnings (loss)	$ (24,600)	$ 93,926	$ (49,698)	$ 31,868
See the accompanying notes to these Interim Consolidated Financial Statements.

            Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

1.

Basis of Presentation

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared in accordance with Canadian Generally Accepted Accounting Principles using accounting policies and methods of application that are consistent with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted the accounting provisions of Emerging Issues Committee (“EIC”) Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. Under EIC 173 an entity’s own credit risk and the credit risk of its counterparties is considered when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adopting this accounting change did not have a material effect on the Company’s financial statements.

2.

Segmented Information

Paramount has divided its operations into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

•

Strategic Investments: Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation. Paramount Drilling U.S. LLC. ("Paramount Drilling") and Fox Drilling Inc. ("Fox Drilling") are included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

In the second quarter of 2009, Paramount changed its measurement of Strategic Investments on a retroactive basis, to include an allocation of general and administrative costs and stock based compensation, incurred in relation to the segment’s operations.

          Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Three months ended September 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 32,193	$ –	$ –	$ –	$ 32,193
Loss on financial commodity contracts	(272)	–	–	–	(272)
	31,921	–	–	–	31,921
Expenses
Operating expense, production tax and transportation	14,799	–	–	–	14,799
General and administrative	–	579	3,659	–	4,238
Stock-based compensation	–	3,913	9,669	–	13,582
Depletion, depreciation and accretion	30,760	470	160	(390)	31,000
Exploration and dry hole	1,353	68	–	–	1,421
Loss on sale of property, plant and equipment	165	–	–	–	165
Interest and financing charges	–	170	2,355	–	2,525
Foreign exchange	–	–	(5,445)	–	(5,445)
Debt extinguishment and other	(506)	–	–	–	(506)
	46,571	5,200	10,398	(390)	61,779
Loss from investments	–	(1,324)	–	–	(1,324)
Other income	–	–	49	–	49
Drilling rig revenue	–	1,231	–	(1,231)	–
Drilling rig expense	–	(1,632)	–	568	(1,064)
	(14,650)	(6,925)	(10,349)	(273)	(32,197)
Inter-segment eliminations	–	(273)	–	273	–
Segment loss	$ (14,650)	$ (7,198)	$ (10,349)	$ –	(32,197)
Income and other tax recovery					(7,037)
Net loss					$ (25,160)

Three months ended September 30, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 71,432	$ –	$ –	$ –	$ 71,432
Gain on financial commodity contracts	79,553	–	–	–	79,553
	150,985	–	–	–	150,985
Expenses
Operating expense, production tax and transportation	16,655	–	–	–	16,655
General and administrative	–	1,023	5,145	–	6,168
Stock-based compensation	–	(3,272)	(8,273)	–	(11,545)
Depletion, depreciation and accretion	28,159	915	438	–	29,512
Exploration and dry hole	1,310	–	–	–	1,310
Gain on sale of property, plant and equipment	(9,613)	–	–	–	(9,613)
Interest and financing charges	–	–	2,316	–	2,316
Foreign exchange	–	–	1,609	–	1,609
Debt extinguishment and other	(185)	–	–	–	(185)
	36,326	(1,334)	1,235	–	36,227
Income from investments	–	29,824	–	–	29,824
Other income	–	96	359	–	455
Drilling rig revenue	–	4,101	–	(3,177)	924
Drilling rig expense	–	(2,057)	–	1,598	(459)
	114,659	33,298	(876)	(1,579)	145,502
Inter-segment eliminations	–	(1,579)	–	1,579	–
Segment earnings (loss)	$ 114,659	$ 31,719	$ (876)	$ –	145,502
Income and other tax expense					41,624
Net earnings					$ 103,878

          Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Nine months ended September 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 103,388	$ –	$ –	$ –	$ 103,388
Gain on financial commodity contracts	1,078	–	–	–	1,078
	104,466	–	–	–	104,466
Expenses
Operating expense, production tax and transportation	54,596	–	–	–	54,596
General and administrative	–	1,804	11,871	–	13,675
Stock-based compensation	–	3,913	10,112	–	14,025
Depletion, depreciation and accretion	97,170	561	634	(390)	97,975
Exploration and dry hole	4,047	242	–	–	4,289
Loss on sale of property, plant and equipment	127	–	–	–	127
Interest and financing charges	–	170	8,254	–	8,424
Foreign exchange	–	–	(10,607)	–	(10,607)
Debt extinguishment and other	(273)	–	–	–	(273)
	155,667	6,690	20,264	(390)	182,231
Loss from investments	–	(12,202)	–	–	(12,202)
Other income	804	–	209	–	1,013
Drilling rig revenue	–	1,608	–	(1,608)	–
Drilling rig expense	–	(2,642)	–	945	(1,697)
	(50,397)	(19,926)	(20,055)	(273)	(90,651)
Inter-segment eliminations		(273)		273	–
Segment loss	$ (50,397)	$ (20,199)	$ (20,055)	$ –	(90,651)
Income and other tax recovery					(39,225)
Net loss					$ (51,426)

Nine months ended September 30, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 222,532	$ –	$ –	$ –	$ 222,532
Gain on financial commodity contracts	8,160	–	–	–	8,160
	230,692	–	–	–	230,692
Expenses
Operating expense, production tax and transportation	65,230	–	–	–	65,230
General and administrative	–	2,819	17,222	–	20,041
Stock-based compensation	–	(308)	3,803	–	3,495
Depletion, depreciation and accretion	85,357	2,063	1,239	–	88,659
Exploration and dry hole	11,964	–	–	–	11,964
Gain on sale of property, plant and equipment	(8,847)	–	–	–	(8,847)
Interest and financing charges	–	–	7,411	–	7,411
Foreign exchange	–	–	4,040	–	4,040
Debt extinguishment and other	174	–	1,336	–	1,510
	153,878	4,574	35,051	–	193,503
Income from investments	–	11,186	–	–	11,186
Other income	–	312	2,770	–	3,082
Drilling rig revenue	–	14,129	–	(11,059)	3,070
Drilling rig expense	–	(6,445)	–	5,047	(1,398)
	76,814	14,608	(32,281)	(6,012)	53,129
Inter-segment eliminations	–	(6,012)	–	6,012	–
Segment earnings (loss)	$ 76,814	$ 8,596	$ (32,281)	$ –	53,129
Income and other tax expense					19,180
Net earnings					$ 33,949

          Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

In August 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million, of which US$6.5 million had been paid as of December 31, 2008.  In January 2009, the final payment of US$1.7 million was made to the supplier. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

3. Investments

	September 30, 2009		December 31, 2008
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust ("Trilogy")	23,518	$ 101,090	22,338	$ 113,641
MGM Energy Corp. ("MGM Energy")	43,834	6,210	43,834	8,328
Paxton Corporation	1,750	4,642	1,750	4,884
Other		4,344		4,000
		116,286		130,853
Available for sale investments :
MEG Energy Corp.	3,700	101,750	3,700	101,750
NuLoch Resources Inc. (“NuLoch”)	–	–	6,141	1,412
Redcliffe Exploration Inc. ("Redcliffe")	16,900	5,740	–	–
Other		619		408
		$ 224,395		$ 234,423

Income (loss) from investments is composed of the following:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Trilogy	$ (4,533)	$ 28,510	$ (13,140)	$ 23,232
MGM Energy	(246)	658	(2,356)	(12,719)
Paxton Corporation	(81)	(9)	(242)	8
Other	343	665	343	665
Equity earnings (loss)	(4,517)	29,824	(15,395)	11,186
Gain on sale - NuLoch	3,193	–	3,193	–
	$ (1,324)	$ 29,824	$ (12,202)	$ 11,186

In the first and third quarters of 2009, Paramount participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 1.2 million units, increasing its ownership from 23.3 percent at December 31, 2008 to 23.7 percent at September 30, 2009.

In the first quarter of 2009, MGM Energy filed renouncement documents with tax authorities relating to flow-through shares issued during 2008, resulting in Paramount recording a $1.5 million dilution loss.

During the year, the Company purchased 16.9 million Class A shares of Redcliffe for $4.0 million. As of September 30, 2009, Paramount owned approximately 16 percent of Redcliffe’s outstanding Class A shares.

During the third quarter of 2009, Paramount sold its 6.1 million Class A common shares of NuLoch for proceeds of $4.6 million. In October 2009, the Company acquired 6.6 million Class A common shares of NuLoch for $4.6 million.

          Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

4. Drilling Rig Loan

During the third quarter of 2009, Paramount entered into a $30.4 million demand loan facility (the “Drilling Rig Loan”) with a Canadian bank. Interest is payable at the bank’s prime lending rate or bankers’ acceptance rate, as selected at the discretion of the Company, plus an applicable margin. The loan was drawn in full at closing. Recourse and security for the Drilling Rig Loan is limited to three drilling rigs and drilling contracts. The current carrying value of the rigs is $ 44.8 million. The effective interest rate on the loan for the period ended September 30, 2009 was 3.9 percent. Unless demanded by the bank, annual scheduled principal repayments are as follows: 2009 - $1.0 million; 2010 - $2.5 million; 2011 - $4.0 million; 2012 - $5.1 million; 2013 - $5.1 million and 2014 - $12.7 million.

5. Long-Term Debt

	September 30, 2009	December 31, 2008
Canadian Dollar Denominated Debt
Bank credit facility	$ 557	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$90.2 million)	96,703	110,448
	97,260	110,448
Unamortized debt financing costs	(804)	(996)
	$ 96,456	$ 109,452

In April 2009, Paramount renewed its credit facility. Both the borrowing base and lender commitments are $125 million. The credit facility is available on a revolving basis to April 30, 2010 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. The amount available under the credit facility is reduced by $16.3 million for outstanding undrawn letters of credit.

The US Senior Notes had a market value of 97.0 percent of their principal amount at September 30, 2009.

6. Asset Retirement Obligations

	Nine months ended September 30, 2009	Twelve months ended December 31, 2008
Asset retirement obligations, beginning of period	$ 87,237	$ 97,359
Disposal of properties	(22)	(3,664)
Liabilities incurred	1,229	1,920
Revision in estimated costs of abandonment	–	(9,587)
Liabilities settled	(2,681)	(8,400)
Accretion expense	6,580	8,877
Foreign exchange	(207)	732
Asset retirement obligations, end of period	$ 92,136	$ 87,237

          Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

7. Share Capital

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid ("NCIB"), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount may purchase for cancellation up to 3,387,456 Common Shares. During the nine month period ended September 30, 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings. A total of 1,623,900 Common Shares have been purchased by Paramount under the NCIB for a total cost of $11.4 million since it came into effect.

Weighted Average Shares Outstanding

	Three months ended September 30		Nine months ended September 30
(thousands of Common Shares)	2009	2008	2009	2008
Weighted average common shares outstanding - Basic	65,947	67,747	66,103	67,720
Dilutive effect of stock options	–	262	–	343
Weighted average common shares outstanding - Diluted	65,947	68,009	66,103	68,063

8. Stock-based Compensation

Paramount Options

	Nine months ended September 30, 2009		Year ended December 31, 2008
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of period	$ 14.48	6,117,700	$ 19.49	6,430,000
Granted	7.34	1,387,000	7.54	2,551,000
Exercised	7.26	(22,500)	7.66	(292,600)
Cancelled or surrendered	18.86	(3,768,700)	20.88	(2,570,700)
Balance, end of period	$ 7.42	3,713,500	$ 14.48	6,117,700
Options exercisable, end of period	$ 7.58	623,167	$ 12.79	1,708,433

Stock Appreciation Rights

In February 2009, the 1,280,000 stock appreciation rights issued in 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

          Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

9. Risk Management Assets and Liabilities

Risk management liabilities outstanding at September 30, 2009 are as follows:

Commodity	Notional/ Quantity	Price	Fair Value	Term
Gas - AECO	10,000 GJ/d	Fixed - CAD$5.46/GJ	$ (272)	November 2009 – October 2010

The changes in fair values of risk management assets and liabilities are as follows:

	Nine months ended September 30, 2009			Year ended December 31, 2008
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ 9,807	$ 9,883	$ 19,690	$ (6,941)	$ (22,039)	$(28,980)
Changes in fair value	1,078	2,322	3,400	34,140	16,148	50,288
Settlements paid (received)	(11,157)	(12,205)	(23,362)	(17,392)	15,774	(1,618)
Fair value, end of period	$ (272)	$ –	$ (272)	$ 9,807	$ 9,883	$ 19,690

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $4.6 million at September 30, 2009 (December 31, 2008 – loss of $10.7 million). The Company has designated this contract as normal usage, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

10. Consolidated Statements of Cash Flows – Selected Information

	Three months ended September 30		Nine months ended September 30
Items not involving cash	2009	2008	2009	2008
Financial commodity contracts	$ 272	$ (89,427)	$ 10,079	$ (33,182)
Stock-based compensation	13,574	(12,284)	13,979	(2,471)
Depletion, depreciation and accretion	31,000	29,512	97,975	88,659
(Gain) loss on sale of property, plant and equipment	165	(9,613)	127	(8,847)
Foreign exchange	(6,394)	2,419	(14,018)	5,085
Distributions in excess of equity earnings and dilution	6,844	–	26,879	3,930
Equity earnings in excess of cash distributions	–	(23,579)	–	–
Future income tax	(7,068)	41,066	(38,620)	18,138
Debt extinguishment, interest and other	(508)	(110)	(146)	1,097
	$ 37,885	$ (62,016)	$ 96,255	$ 72,409

	Three months ended September 30		Nine months ended September 30
Supplemental cash flow information	2009	2008	2009	2008
Interest paid	$ 4,995	$ 4,030	$ 10,823	$ 10,722
Current and other tax paid	$ 69	$ 328	$ 160	$ 1,011

          Paramount Resources Ltd. │ Third Quarter 2009

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

11. Subsequent Events

•

On October 27, 2009 Paramount issued 1,000,000 Canadian Development Expense flow-through Common Shares for gross proceeds of $16.9 million to a company controlled by Paramount’s Chairman and Chief Executive Officer.

•

On November 4, 2009 Paramount issued 500,000 Canadian Exploration Expense flow-through Common Shares for gross proceeds of $9.4 million through a private placement.

•

On November 4, 2009 Paramount issued 4,500,000 Common Shares for gross proceeds of $67.5 million through a public offering.

•

Paramount entered into the following commodity contracts subsequent to September 30, 2009:

Commodity	Notional/Quantity	Price	Term
Gas - AECO	10,000 GJ/d	Fixed - CAD$5.54/GJ	November 2009 - October 2010
Gas - AECO	10,000 GJ/d	Fixed - CAD$5.60/GJ	November 2009 - October 2010

•

Subsequent to September 30, 2009, Trilogy issued 10 million trust units at $8.65 per unit, and as a result Paramount recognized a dilution gain of approximately $9 million.

          Paramount Resources Ltd. │ Third Quarter 2009